INVEST IN **RUNNER CITY**

ELIMINATING THE DEPENDENCY OF FEE GOUGING DELIVERY/ERRAND APPS


#wewillrunanything
RUNNER CITY

Austin TX

Technology | Food | Software | B2B | Marketplace

Highlights

1. Trusted by 20k active members who use this peer-to-peer service daily

Highlights

1. Trusted by 20k active members who use this peer-to-peer service daily

2. $3.5M+ generated in transactions the first 18 months of existence

3. No App Fees | No Transaction Fees | No Commission Fees

4. Market Analysis - food delivery ($111B Rev), grocery shopping ($375B Rev), and odd jobs ($250B Rev)

5. Best of Austin Award 2021 for "Most Innovative Pivot" by the Austin Chronicle (Service Category)

6. Top 3 Employers Recognition by the Austin American Statesman Best of the Best Awards

7. Pledging 1% equity to support nonprofits in our community

Our Team

Our Team



Andy Kaminski Chief Executive Officer

Expert in Operations, Communications, Marketing, & Community Outreach

> The Runner City peer-to-peer model proved that anyone can be empowered to keep 100% of their gross earnings without charging any fees or commissions. This is important to provide fair wages and sustain small business's razor thin margins.



Hugh Olson Chief Finance Officer

Expert in Sales, Marketing, Finance, & Hospitality Industry



Penii Galindo Cook Chief Compliance Officer

Expert in Compliance, Risk Analysis, Legal, Hospitality, & Bilingual Communications



Raven Galindo Operations Director

Expert in Operations, Risk Analysis, Customer Service, & Human Resources



Karla Kaminski Creative Director

 Expert in Illustration, Advertising, Creative Campaigns, & Social Media

Downloads

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